SEC File Number 082-35029

RECEIVED

2007 JAN -3 A 6:48

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

22 December 2006

The Manager
Company Announcements Office
Australian Securities Exchange
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

07020137

SUPPL

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
WESTFIELD GROUP RAISES A$1.0 BILLION FROM THE ISSUE OF PROPERTY LINKED NOTES TO PGGM

A Media Release in relation to the above is attached.

Yours faithfully
WESTFIELD GROUP

PROCESSED
JAN 09 2007
THOMSON FINANCIAL

Simon Tuxen
Company Secretary

SEC File Number 082-35029

Westfield

RECEIVED 2007 JAN ... OFFICE OF INTERNATIONAL CORPORATE FINANCE

22 December, 2006

MEDIA RELEASE

WESTFIELD GROUP RAISES A$1.0 BILLION FROM THE ISSUE OF PROPERTY LINKED NOTES TO PGGM

The Westfield Group (ASX:WDC) today announced that it has agreed to issue Property Linked Notes ("Notes") with an aggregate value of approximately A$1 billion to PGGM Australian Investment Trust, an investment trust controlled by PGGM.

PGGM is a pension fund based in the Netherlands with total assets under management of over €77 billion, around €10 billion of which is invested in real estate.

The Notes have been designed by Westfield and PGGM to provide returns based on the economic performance of the following Australian shopping centre interests:

- 12.5% Westfield Parramatta, New South Wales
- 25.0% Westfield Hornsby, New South Wales
- 25.0% Westfield Burwood, New South Wales
- 12.5% Westfield Southland, Victoria
- 25.0% Westfield Belconnen, Australian Capital Territory
- 25.0% Westfield Tea Tree Plaza, South Australia

The Notes have a value in aggregate of A$1,012,875,000 based on the independent market value of the properties reflected in the Group's accounts as at 30 June 2006. These super regional and regional shopping centres have an aggregate value of approximately A$5.3 billion and were valued on yields ranging between 5.0% and 5.35%.

The Notes are perpetual instruments with a first review date in 10 years, at which time PGGM may elect to redeem the Notes. On redemption, the obligation to pay the amount due on the Notes can be satisfied, at Westfield's option, by a transfer of the relevant interest in the underlying property. Subsequent reviews on the same terms are to occur each 5 years thereafter.

"We are excited to be able to facilitate this innovative transaction with such a highly regarded global institution as PGGM with whom we have had a long standing relationship" said Group Managing Director Peter Lowy.

"Over the past 12 months numerous capital management initiatives have been investigated. This year we have raised over A$3 billion through major transactions such as the sale of eight US properties in May, the joint venture of Merry Hill with QIC announced earlier this week and the issue of these Notes."

The Notes will be effective from 1 January 2007 and therefore will not impact the distribution forecast of A$1.065 per security for the 12 month period to December 2006.

ABN Amro acted as arranger and advisor on the transaction.

– ENDS –

The Westfield Group (ASX Code: WDC) is an internally managed, vertically integrated, shopping centre group undertaking ownership, development, design, construction, funds/asset management, property management, leasing and marketing activities and employing in excess of 4,000 staff worldwide. It has investment interests in 121 shopping centers in four countries, with a total value in excess of A$57 billion and is the largest retail property group in the world by equity market capitalisation.

westfield.com
Westfield Holdings Limited ABN 66 001 671 496 **Westfield Management Limited** ABN 41 001 670 579 AFS Licence 230329 as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746
Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324 as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449
For further information please contact Julia Clarke on +61 2 9358 7426